UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                             SS&C Technologies, Inc.
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                                (Name of Issuer)


                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)


                                   85227Q 10 0
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                                 (CUSIP Number)


                                80 Lamberton Road
                                Windsor, CT 06095
          Attention: Senior Vice President and Chief Financial Officer
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 28, 2005
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            (Dates of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 85227Q 10 0
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1       Name of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only

        William C. Stone
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2       Check the Appropriate Box if a Member of a Group
        (See Instructions)                                       (a)|_|   (b)|_|

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3       SEC Use Only

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4       Source of Funds (See Instructions)

        PF
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5       Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)                                       |_|

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6       Citizenship or Place of Organization

        United States of America
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                        7       Sole Voting Power                   6,353,270(1)

      Number of
        Shares          --------------------------------------------------------
     Beneficially       8       Shared Voting Power                         0
       Owned by
         Each
      Reporting         --------------------------------------------------------
        Person          9       Sole Dispositive Power              6,353,270(1)
         With:

                        --------------------------------------------------------
                        10      Shared Dispositive Power                    0


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11        Aggregate Amount Beneficially Owned by Each Reporting Person

          6,353,270(1)
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12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)   |_|

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13        Percent of Class Represented by Amount in Row (11)

          27.6%
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14        Type of Reporting Person (See Instructions)

          IN
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(1)   Includes 481,250 shares subject to outstanding stock options held by Mr.
      Stone, exercisable on or within the 60-day period following July 28, 2005.

                                  SCHEDULE 13D
                                  ------------


Item 1.     Security and Issuer

      This statement relates to the common stock, $.01 par value per share ("Common Stock"), of the Issuer. The Issuer's principal executive offices are located at 80 Lamberton Road, Windsor, CT 06095.

Item 2.     Identity and Background

      (a) This Schedule 13D is being filed on behalf of William C. Stone ("Mr. Stone"). Mr. Stone is referred to herein as the "Reporting Person."

      (b) The business address of the Reporting Person is 80 Lamberton Road, Windsor, CT 06095.

      (c) The principal occupation of the Reporting Person is Chairman of the Board of Directors and Chief Executive Officer of SS&C Technologies, Inc., a Delaware corporation ("SS&C"). The principal business of SS&C is providing the financial services industry with a broad range of highly specialized software, business process outsourcing services and application service provider solutions. The business address of SS&C is 80 Lamberton Road, Windsor, CT 06095.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   The Reporting Person is a United States citizen.

Item 3.     Source and Amount of Funds

      As of July 28, 2005, Mr. Stone directly and beneficially held 6,353,270 shares of Common Stock of SS&C. Mr. Stone founded SS&C in 1986 and all such shares (other than 481,250 shares beneficially owned as a result of employee stock option grants) are a result of his original investment in SS&C. In 1996 SS&C issued 3,026,250 shares of Common Stock in its initial public offering under the Securities Act of 1933. The source of funds Mr. Stone used to acquire such shares was personal funds.

Item 4.     Purpose of the Transaction

      On July 28, 2005 SS&C, Sunshine Acquisition Corporation, a Delaware Corporation ("Parent"), and Sunshine Merger Corporation, a Delaware Corporation and wholly owned subsidiary of Parent ("Merger Co"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Merger Co will be merged with and into SS&C, resulting in SS&C as the surviving corporation (the "Merger"). In connection therewith Mr. Stone entered into a Voting Agreement, dated as of July 28, 2005, whereby subject to the terms and conditions of such agreement he agreed to vote in favor of the Merger and to approve and adopt the Merger Agreement and the transactions contemplated thereby.

      Pursuant to the terms of the Voting Agreement, Mr. Stone has agreed to vote, at any meeting of the stockholders of SS&C or in any other circumstances upon which a vote, consent or other approval is sought, (i) in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) against any (x) other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation, or winding up of SS&C or any other acquisition proposal or (y) amendment of SS&C's certificate of incorporation or by-laws or other proposal or transaction involving SS&C that would impede, delay, frustrate, prevent or nullify the Merger, the Merger Agreement or the transactions contemplated thereby.

      Pursuant to the Voting Agreement, Mr. Stone has agreed not to, directly or indirectly, (i) grant any proxies or enter into any voting trust with respect to voting shares of Common Stock, or (ii) sell, assign, transfer, encumber or otherwise dispose of any shares of Common Stock. In addition, Mr. Stone has agreed not to directly or indirectly, (i) solicit, initiate, facilitate or knowingly encourage any inquiries with respect to any proposal that constitutes, or could reasonably be expected to lead to an Acquisition Proposal (as defined in the Merger Agreement), or (ii) participate in any discussions or negotiation regarding an Acquisition Proposal, or otherwise facilitate any efforts to implement an Acquisition Proposal or enter into any agreement with respect thereto. However, to the extent SS&C is permitted to engage in such solicitation, initiation, facilitation, discussion or negotiation of any Acquisition Proposal pursuant to the terms of the Merger Agreement, Mr. Stone is permitted to engage in the same activity and may conclusively rely on the determination of SS&C's Board of Directors that the SS&C is permitted to engage in any such activity. Mr. Stone will not incur any liability if such Board determination is later determined to be inconsistent with the Voting Agreement.

      The Voting Agreement will terminate upon the earliest of (i) the effectiveness of the Merger Agreement, (ii) termination of the Merger Agreement in accordance with its terms, and (c) written notice of termination of the Voting Agreement by Parent to Mr. Stone.

      In connection with the Merger, Mr. Stone also entered into a Contribution and Subscription Agreement dated as of July 28, 2005, with Parent (the "Contribution and Subscription Agreement"), whereby Mr. Stone has agreed, subject to the terms and conditions of such agreement to, at the closing of the merger, contribute to Parent, 4,026,845 shares of SS&C Common Stock free from any liens, in exchange for the issuance by Parent to Mr. Stone of 150,000 newly issued shares of common stock, par value $0.01 per share, of Parent ("Parent Common Stock"), which is expected to represent approximately 30% of the outstanding Parent Common Stock after the Merger. In the event that, after the exchange described above is effected, the Merger fails to be consummated, Parent will return the shares contributed by Mr. Stone, and Mr. Stone will return the shares of Parent Common Stock issued to him.

      References to, and descriptions of, the Merger, the Merger Agreement, the Voting Agreement, and the Contribution and Subscription Agreement set forth herein are qualified in their entirety by reference to the Merger Agreement, the Voting Agreement and the Contribution and Subscription Agreement, the terms of each of which are incorporated herein by reference to Exhibits 1, 2, and 3 of this Schedule 13D, respectively.

      Except as set forth above, Mr. Stone does not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those numerated above.

Item 5.     Interest in Securities of the Issuer

      (a) As of July 28, 2005, Mr. Stone directly owns 6,353,270 shares of Common Stock, which represents 27.6% of the Issuer's outstanding Common Stock. Such percentage was calculated by dividing (i) the 6,353,270 shares of Common Stock beneficially owned by Mr. Stone as of such date, by (ii) 22,999,321 shares of Common Stock outstanding, based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2005. The 6,353,270 shares of Common Stock owned by Mr. Stone includes 481,250 shares issuable upon the exercise of options held by Mr. Stone which Mr. Stone currently (or within 60 days) has the right to exercise.

      (b) Mr. Stone has sole power to vote and dispose of 6,353,270 shares of Common Stock.

      (c) Except as described in Items 3 and 4 above, the Reporting Person has not engaged in any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D.

      (d)   Not Applicable.

      (e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Stone and any other person with respect to any securities of SS&C other than the Voting Agreement, the Contribution and Subscription Agreement and other than stock option agreements referenced in Item 5 of this Schedule 13D. The information contained in Item 4 is incorporated herein by reference.

      The foregoing discussion is qualified in its entirety by reference to the Merger Agreement the Voting Agreement, and the Contribution and Subscription Agreement the terms of each of which are incorporated herein by reference to Exhibits 1, 2 and 3 of this Schedule 13D, respectively.

Item 7.     Material to be Filed as Exhibits

Exhibit 1 Merger Agreement dated July 28, 2005, among SS&C Technologies, Inc., a Delaware Corporation, Sunshine Acquisition Corporation, a Delaware Corporation, and Sunshine Merger Corporation, a Delaware Corporation.

Exhibit 2 Voting Agreement dated July 28, 2005, among William C. Stone, SS&C Technologies, Inc., a Delaware Corporation, Sunshine Acquisition Corporation, a Delaware Corporation, and Sunshine Merger Corporation, a Delaware Corporation.

Exhibit 3 Contribution and Subscription Agreement dated as of July 28, 2005, between William C. Stone and Sunshine Acquisition Corporation, a Delaware Corporation.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 28, 2005

                                    /s/  William C. Stone
                                    ------------------------------------------
                                    William C. Stone

                                  EXHIBIT INDEX
                                  -------------



EXHIBIT NUMBER                            DESCRIPTION
--------------                            -----------

       1 Merger Agreement dated July 28, 2005, among SS&C Technologies, Inc., a Delaware Corporation, Sunshine Acquisition Corporation, a Delaware Corporation, and Sunshine Merger Corporation, a Delaware Corporation.

       2                Voting Agreement dated July 28, 2005, among William C.
                        Stone, SS&C Technologies, Inc., a Delaware Corporation, Sunshine Acquisition Corporation, a Delaware Corporation, and Sunshine Merger Corporation, a Delaware Corporation.

       3 Contribution and Subscription Agreement dated as of July 28, 2005, between William C. Stone and Sunshine Acquisition Corporation, a Delaware Corporation.